Exhibit 99.1

XP INC. REPORTS 1Q22 KPIS

São Paulo, Brazil, April 12, 2022 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today its 1Q22 KPIs. The Portuguese version of this release can be accessed in the Press Release section on the IR website.

1. Investments

Assets Under Custody (in R$ billion)

*Concentrated custodies are custodies greater than R$ 5 billion per client/economic group. These custodies are more volatile by nature.

Total AUC was R$873 billion as of March 31, up 22% year-over-year and 7% quarter-over-quarter. Year-over-year growth was driven by R$207 billion of net inflows and R$49 billion of market depreciation.

Total Net Inflow¹ (in R$ billion)

¹Concentrated custodies are custodies greater than R$ 5 billion per client/economic group. These custodies are more volatile by nature.

Despite a very challenging conjuncture with a new Covid peak in Brazil, the Russo-Ukrainian conflict, and the seasonal weakness of the first quarter, total net inflows were R$46 billion on 1Q22 vs R$48 billion on 4Q21, 5% lower sequentially. Adjusted by concentrated custodies, net inflows were R$30 billion, reinforcing the resilience of our business model amid the challenging scenario.

This environment weighed mainly on capital markets and client activity, which bottomed in January. Since then, a quick improvement of operating trends took place, with stronger performance in March across all our channels and businesses. Our long-term purpose is stronger than ever as we continue to improve peoples' lives and disrupt the Brazilian financial industry, of which we represent less than 2% of the total revenue pool.

Active Clients (in ‘000)

Active clients grew 17% and 3% in 1Q22 vs 1Q21 and 4Q21, respectively, totaling 3.5 million.

IFA Network (in ‘000)

Our IFA network comprised a total of 10.7 thousand IFAs in 1Q22, up 4% quarter-over-quarter and 24% year-over-year. We intend to maintain our current leadership and further develop the IFA profession in Brazil over the long run, as we estimate that the total number of IFAs in the country could more than triple in the upcoming years.

Retail Daily Average Trades² (million trades)

²Daily Average Trades, including Stocks, REITs, Options and Futures

Retail DATs totaled 2.3 million in 1Q22, down 28% year-over-year and 7% quarter-over-quarter. Aligned with market trends, the decrease in DATs reflected the year-over-year increase in Selic coupled with the challenges faced in 1Q22.

NPS (Net Promoter Score)

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 76 in March 2022, vs 74 in March 2021, reflecting our ongoing efforts to provide superior customer service at a lower cost. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

2. New Verticals

Pension Funds

Total Pension Funds AUC³ (in R$ billion)

³Total Pension Funds AUC includes AUC from XP Vida e Previdência and from third party funds distributed in our platform.

As per public data published by Susep, XPV&P continues with roughly 59% market share in net new money for pension funds in 2022 up to February. Despite our consistent growth, we still represent only 3.2% of the total market, as of February 2022.

Total Pension Funds AUC was R$50 billion in 1Q22, up 45% year-over-year and 5% quarter-over-quarter. The digital’s account rollout will enhance and benefit pension inflows with a much smoother experience.

Cards

Credit Card TPV (in R$ billion)

Total TPV reached R$4.5 billion in 1Q22, versus R$0.5 billion and R$4.4 billion in 1Q21 and 4Q21, respectively. The normalized pace of growth reflects seasonality seen in 4Q21, driven by Black Friday and end of year celebrations.

Active Cards (in ‘000)

Total active cards surpassed 308 thousand in 1Q22, a growth of 27% quarter-over-quarter and 316% year-over-year. The recent increase in active cards relates to our decision to lower the threshold for credit card eligibility to a minimum of R$5,000 invested within XP’s platform in early December, democratizing access to Visa Infinite cards to most of our clients in XP brand.

These results are helping us to confirm how important investments are as a differentiator for cross-selling lower switching-cost products, such as credit cards. Based on client’s data and assumptions, we estimate that over 50% of our cardholders have XP’s card as their primary one. On top of that, we see cardholders with a 4x lower churn.

Credit

Credit Portfolio4 (in R$ billion)

Our Credit portfolio reached R$11.5 billion as of March 2022, expanding 12% quarter-over-quarter and 142% year-over-year. The average maturity of our credit book was 3.2 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.0%.

4This portfolio does not include Intercompany and Credit Card related loans and receivables

Non-GAAP Measures

This release includes certain non-GAAP financial information We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Furthermore, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors, and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins	Investor Contact: ir@xpi.com.br
Antonio Guimarães	IR Website: investors.xpinc.com
Marina Montemor